EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31,
	2017	2016

Earnings from continuing operations before income taxes	$73	$101
Less: Equity earnings	(15)	(14)
Add: Total fixed charges deducted from earnings	82	69
Dividends received from equity investees	3	3

Earnings available for payment of fixed charges	$143	$159

Fixed charges

Interest expense	$81	$68
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$82	$69

Ratio of earnings to fixed charges	1.7	2.3